John T. McKenna
+1 650 843 5059
jmckenna@cooley.com

September 2, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tonya K. Aldave John Dana Brown

RE:	Pagaya Technologies Ltd. Registration Statement on Form F-1 Filed August 17, 2022 (File No. 333-266930)

Ladies and Gentlemen:

On behalf of Pagaya Technologies Ltd. (the “Company”), we are submitting this letter in response to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated August 31, 2022, relating to the Company’s Registration Statement on Form F-1, as filed with the Commission on August 17, 2022 (the “Registration Statement”). We are also electronically filing an amendment to the Registration Statement (“Amended Registration Statement”), which reflects changes in response to the Comments, as well as certain other updates.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form F-1

General

1.
Please update your disclosures in the section titled “Fair Value of Pagaya Ordinary Shares” on page 108 that reference the “absence of a public trading market” and the Board determining the value of your ordinary shares, as it appears these disclosures are no longer correct.

Response: The Company acknowledges the Staff’s Comment and has revised the disclosure on pages 110 and 111 of the Amended Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

U.S. Securities and Exchange Commission
September 2, 2022

Risk Factors, page 16

2.
Please add a separately-captioned risk factor discussing the dilutive effect on the company's share price as a result of the pricing mechanism whereby B. Riley Principal Capital II will purchase securities at a 3.0% discount to the VWAP.

Response: The Company acknowledges the Staff’s Comment and has revised the disclosure on page 18 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition, page 89

3.
We note that the projected Adjusted EBITDA for 2022 was $112 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and EJF Acquisition Corp. in connection with the evaluation of the Business Combination. We also note that your actual Adjusted EBITDA for the Six Months Ended June 30, 2022 was approximately $9.3 million, and for the Three Months Ended June 30, 2022 was approximately $4.9 million. Your press release states that according to the company's outlook for full-year 2022 the Adjusted EBITDA is expected to range between negative $20 million and positive $10 million. It appears that you may miss your 2022 Adjusted EBITDA projection. If applicable, please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: The Company acknowledges the Staff’s Comment and has revised the disclosure on page 106 of the Amended Registration Statement.

* * *

Please contact me at (650) 843-5059 with any questions or further comments regarding the Company’s responses to the Staff’s Comments.

Sincerely,

Cooley LLP

/s/ John T. McKenna
John T. McKenna

cc:	Gal Krubiner, Pagaya Technologies Ltd. Michael Kurlander, Pagaya Technologies Ltd. Richmond Glasgow, Pagaya Technologies Ltd. Rupa Briggs, Cooley LLP Natalie Y. Karam, Cooley LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com